UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 1-01520

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

GenCorp Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

GenCorp Inc.

2001 Aerojet Road

Rancho Cordova, CA 95742

GenCorp Retirement Savings Plan

Financial Statements and Supplemental Schedule

As of December 31, 2011 and 2010

and for the Year Ended December 31, 2011

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the GenCorp Retirement Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the GenCorp Retirement Savings Plan (the “Plan”) at December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule of Assets (Held at Year End) at December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Sacramento, California

June 15, 2012

GenCorp Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2011	2010
Assets
Investments, at fair value (Notes 3 and 4)	$346,848,733	$339,564,972

Receivables:
Company contributions (Note 1)	299,104	278,346
Participant contributions	585,192	577,378
Notes receivable from participants	9,148,968	8,298,321

Total receivables	10,033,264	9,154,045

Total assets	356,881,997	348,719,017
Liabilities
Administrative expenses payable	26,075	15,167

Net assets available for benefits at fair value	356,855,922	348,703,850
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,418,183)	(572,405)

Net assets available for benefits	$355,437,739	$348,131,445

See accompanying notes to the financial statements.

GenCorp Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011
Additions
Contributions:
Participant	$22,823,728
Company (Note 1)	9,979,042
Rollovers	2,033,931

Total contributions	34,836,701

Loss on investments:
Dividend income	9,409,076
Interest income	382,911
Net depreciation in fair value of investments (Note 3)	(12,453,950)

Total loss on investments	(2,661,963)

Total additions, less loss on investments	32,174,738

Deductions
Benefits paid to participants	24,610,365
Administrative expenses (Note 1)	258,079

Total deductions	24,868,444

Net increase during the year	7,306,294
Net assets available for benefits
Beginning of year	348,131,445

End of year	$355,437,739

See accompanying notes to the financial statements.

GenCorp Retirement Savings Plan

Notes to Financial Statements

December 31, 2011

1. Description of the Plan

The following description of the GenCorp Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

GenCorp Inc. (the “Company” or “GenCorp” or the “Plan Administrator”) established the Plan effective July 1, 1989. The Plan is a defined-contribution plan covering all eligible employees of the Company and participating subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions

Participants may elect to contribute to the Plan, on a pre-tax or after-tax basis, from 1% up to 50% of their eligible compensation as defined by the Plan. Contributions must be made in 1% increments. Pre-tax contributions are subject to annual deductibility limits specified under the Internal Revenue Code (the “Code”). The Company makes matching contributions in cash equal to 100% of the first 3% of the participants’ compensation contributed and 50% of the next 3% of compensation contributed. Investments are participant-directed. Participants may elect to direct both employee contributions and the Company’s matching contributions into any of the Plan’s investment alternatives except for the GenCorp Stock Fund (“Fund”). All participants may also make rollover contributions to the Plan of amounts distributed from other qualified plans.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and net earnings or losses associated with the participant’s investment election. Each participant’s account is also charged with an allocation of administrative expenses. Allocations of expenses are based on each participant’s account balance in proportion to all participants’ account balances.

Forfeited Accounts

Forfeited balances are used to either reduce the cash payment of the Company’s matching contributions, or to offset administrative expenses. Unallocated forfeited balances as of December 31, 2011 and 2010 were not material.

Vesting

A participant’s interest in rollover contributions, if any, and employee contributions that a participant has made are vested and not subject to forfeiture. A participant’s interest in the matching contributions made by the Company is vested and not subject to forfeiture, except such forfeitures as may be required or permitted in order to meet the non-discrimination provisions of the Code or other applicable provisions of law.

Notes Receivable from Participants

Eligible participants may borrow from their Plan accounts a minimum loan amount of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance, reduced by the participant’s highest aggregate loan balance in the previous 12 months. Eligible participants may have two loans outstanding at any given time. Account balances attributable to the Company’s matching contributions are not available for loans, but are included in computing the maximum loan amount. Loan terms range from 1 year to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate of 1% above the prevailing prime rate at time of issuance. Principal and interest are paid through payroll deductions. The outstanding balance of the loan may be paid at any time before the end of the term of the loan. Participants who leave the Plan have 90 days to repay outstanding loan balances. After 90 days, the loan is treated as a distribution from the Plan and may have tax consequences to the participant.

In-Service Withdrawals

For the Company’s matching contributions made prior to January 1, 2004, participants who are active employees of the Company can elect a voluntary in-service withdrawal of their plan shares in each investment fund. In-service withdrawals are not allowed for Company’s matching contributions made after December 31, 2003.

Payment of Benefits

Distribution of the pre-tax value of the participant’s account will be made available, in the form of full or partial lump sum payments, upon reaching age 59  1/2, termination of employment, financial hardship, or death.

Administrative Expenses

Expenses incurred in connection with the purchase or sale of securities are charged against the investment funds involved in such transactions. Legal, accounting, and certain administrative costs of the Plan are paid by the Company but reimbursed by the Plan and allocated to participants’ accounts based upon account balances. The administration fees billed by Fidelity Investments, the holding company of Fidelity Management Trust Company (“Fidelity Trust”), the Plan’s Trustee, are deducted from the Trust and allocated to participants’ accounts based upon account balances. All other expenses relating to participants’ transactions are deducted from those participants’ accounts as transactions occur.

Recently Adopted Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued updated guidance to improve disclosures regarding fair value measurements. This update requires entities to (i) disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers and (ii) present separately (i.e., on a gross basis rather than as one net number), information about purchases, sales, issuances, and settlements in the roll forward of changes in Level 3 fair value measurements. The update requires fair value disclosures by class of assets and liabilities rather than by major category or line item in the Statement of Net Assets Available for Benefits. Disclosures regarding the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for assets and liabilities in both Level 2 and Level 3 are also required. For all portions of the update except the gross presentation of activity in the Level 3 roll forward, this standard was effective for the Plan on December 31, 2010. For the gross presentation of activity in the Level 3 roll forward, the new disclosures were made effective for the Plan on December 31, 2011. As the accounting standard only impacts disclosures, it did not have an impact on the Plan’s financial statements.

New Accounting Pronouncements

In May 2011, the FASB issued amended guidance on fair value measurement and related disclosures. The new guidance clarifies the concepts applicable for fair value measurement and requires new disclosures, with a particular focus on Level 3 measurements. This guidance is effective for Plan years beginning after December 15, 2011, and will be applied retrospectively. The Plan Administrator does not anticipate a material impact on the Plan's financial statements as a result of the adoption of this amended guidance.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value (see Note 4).

Investment contracts held by a defined-contribution plan are required to be reported at fair values. However, contract value is the relevant measurement attribute for that portion of net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investments contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the Plan documents.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan Administrator, who is a fiduciary of the Plan, to make estimates, assumptions, and valuations that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

Benefit Payments

Benefit payments are recorded when paid.

Subsequent Events

The Plan has evaluated subsequent events through the date the financial statements were issued.

3. Investments

Investments that represent 5% or more of the Plan’s net assets at the end of the year are as follows:

	December 31,
	2011		2010
Fidelity Managed Income Portfolio II*	$56,951,261		$57,129,028
Vanguard Institutional Index Fund	44,385,676		46,535,517
Fidelity Growth Company Fund – Class K	24,613,670		23,622,824
Fidelity Freedom K 2020	22,444,908		17,422,389
PIMCO Total Return Institutional Class	22,075,454		20,207,304
Fidelity Low Priced Stock Fund – Class K	20,171,356		20,870,200
Fidelity Retirement Money Market Fund	19,883,626		18,996,705
GenCorp Common Stock	19,841,541		21,593,513
Fidelity Diversified International Fund – Class K	18,962,073		24,784,995
Fidelity Mid Cap Stock Fund – Class K	*	*	19,059,415

*The Fidelity Managed Income Portfolio II, a fully benefit-responsive investment contract, as listed above represents the contract value of the Plan's investment. The fair value of the Plan’s investment in the fund was $58,369,444 and $57,698,764 at December 31, 2011 and 2010, respectively.

**Less than 5%

During 2011, the Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) (depreciated) appreciated in fair value as follows:

Net (Depreciation) Appreciation in Fair Value of Investments
Registered investment companies	$(12,646,187)
Common stocks	(553,165)
GenCorp common stock	745,402

$(12,453,950)

4. Fair Value

The accounting standards establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Registered investment companies

The shares of registered investment companies are valued at quoted market prices in an exchange and active market, which represent the net asset values of shares held by the Plan at year end and are classified as Level 1 investments.

Common/collective trusts (“CCTs”)

CCTs are composed of fully benefit-responsive investment contracts and are classified as Level 2 investments. CCTs are valued at net asset value and are primarily invested in fixed income securities. The underlying investments of fully benefit-responsive investment contracts are fair valued using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate, and the duration of the underlying portfolio securities or utilizing a matrix pricing which considers yield or price of bonds of comparable quality, coupon, maturity and type as well as dealer-supplied prices. CCTs are not available in an exchange and active market, however, the fair value is determined based on the observable inputs of underlying investments as traded in an exchange and active market. There is no restriction in place with respect to the daily redemption of the CCTs.

U.S. government securities

The U.S. government securities held in participant-directed brokerage accounts are valued at bid evaluations which are estimated prices calculated using observable and market-based data and are classified as Level 2 investments.

Common stocks

GenCorp common stock and common stocks held in participant-directed brokerage accounts are stated at fair value as quoted on a recognized securities exchange and are valued at the last reported sales price on the last business day of the Plan year and are classified as Level 1 investments.

Money market funds

Money market funds are valued at quoted market prices in an exchange and active markets, which represent the net asset values of shares held by the Plan at year end and are classified as Level 1 investments.

As of December 31, 2011 and 2010, the Plan’s investments measured at fair value were as follows:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2011
Assets
Registered investment companies:
U.S. large cap funds	$79,090,779	$—	$—
U.S. mid-cap funds	41,733,980	—	—
U.S. small cap funds	11,841,572	—	—
International funds	19,876,349	—	—
Fixed income funds	24,316,231	—	—
Fidelity freedom funds	57,885,909	—	—
Common/collective trusts:
Fixed income	—	58,369,444	—
GenCorp common stock	19,841,541	—	—
Money market funds	20,249,921	—	—
Participant-directed brokerage accounts:
Registered investment companies	4,308,765
Common stocks	6,438,233
Government bonds	—	10,000	—
Money market funds	2,886,009	—	—

Total Assets	$288,469,289	$58,379,444	$—

December 31, 2010
Assets
Registered investment companies:
U.S. large cap funds	$80,669,870	$—	$—
U.S. mid-cap funds	43,224,743	—	—
U.S. small cap funds	13,503,190	—	—
International funds	25,088,178	—	—
Fixed income funds	20,223,108	—	—
Fidelity freedom funds	47,446,068	—	—
Common/collective trusts:
Fixed income	—	58,032,361	—
GenCorp common stock	21,593,513	—	—
Money market funds	19,400,177	—	—
Participant-directed brokerage accounts:
Registered investment companies	3,041,910
Common stocks	4,371,897
Government bonds	—	210,966	—
Money market funds	2,758,991	—	—

Total Assets	$281,321,645	$58,243,327	$—

5. Income Tax Status

The Plan received a determination letter from the Internal Revenue Service (the “IRS”) dated January 12, 2004, stating the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination letter by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. On January 31, 2011, the Plan filed for a new determination letter in accordance with the IRS requirements.

GAAP requires evaluation of tax positions taken by the Plan and recognition of any tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The tax positions taken by the Plan have been evaluated as of December 31, 2011 and 2010, and there were no uncertain positions taken or expected to be taken that would require recognition of a tax liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by the IRS and/or Department of Labor; however, there are currently no audits for any tax periods in progress. The three-year statute of limitations has closed on Plan years prior to 2008.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA.

7. Related Party Transactions

GenCorp Common Stock

Transactions in shares of GenCorp common stock qualify as party-in-interest transactions under the provisions of ERISA for which a statutory exemption exists. During the year ended December 31, 2011, the Plan made sales of $2.6 million of GenCorp common stock (see Note 8). The Trustee of the Plan also made immaterial purchases of GenCorp common stock during the Plan Year to rebalance the investment mix in the Fund, which contains both GenCorp common stock and cash, as a result of the market value of GenCorp common stock as a percentage of the Fund’s net asset value falling below the target. Effective April 15, 2009, the Fund was closed to new investments. At December 31, 2011 and 2010, the Plan held 3,729,613 and 4,176,695 shares of GenCorp common stock, respectively, through the Fund, representing 6% of the total net assets of the Plan at the end of both Plan years.

Mutual Funds Managed by Fidelity Investments

Certain Plan investments are shares of mutual funds managed by Fidelity Investments, the holding company of Fidelity Trust. Fidelity Trust is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Fidelity Investments for investment management services were deducted from the net asset values of shares of mutual funds held by the Plan. The funds’ operating expense ratios ranged from 0.41% to 0.73% based on the funds’ most recent prospectuses.

8. Issuance of Unregistered Shares

The Company inadvertently failed to register with the Securities and Exchange Commission (“SEC”) certain shares of its common stock issued under the Plan. As a result, certain participants as purchasers of GenCorp common stock pursuant to the Plan may have the right to rescind their purchases for an amount equal to the purchase price paid for the shares (or if such security has been disposed of, to receive consideration with respect to any loss on such disposition) plus interest from the date of purchase. The Company may also be subject to civil and other penalties by regulatory authorities as a result of the failure to register. In June 2008, the Company filed a registration statement on Form S-8 with the SEC to register future transactions in the Fund in the Plan. As of December 31, 2011, the Plan Administrator estimated the net losses incurred by Plan participants related to the transactions involving unregistered GenCorp common stock to be approximately $6.9 million, including $2.2 million of interest. The Plan has not recorded a receivable from the Company as its realization was not assured as of December 31, 2011.

9. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment balances will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

10. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2011	2010
Net assets available for benefits per the financial statements	$355,437,739	$348,131,445
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,418,183	572,405

Net assets available for benefits per the Form 5500	$356,855,922	$348,703,850

The following is a reconciliation of investment income per the financial statements to the Form 5500:

Year Ended December 31, 2011
Total loss on investments per the financial statements	$(2,661,963)
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	845,778

Total loss on investments per the Form 5500	$(1,816,185)

Supplemental

Schedule

GenCorp Retirement Savings Plan

EIN 34-0244000, Plan #334

Schedule H, Line 4i — Schedule of Assets (Held At End of Year)**

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
	Morgan Stanley Institutional Fund Small Company Growth Portfolio Class I Shares	Registered investment company	$6,784,460
	American Beacon Large Cap Value Institutional Class	Registered investment company	10,091,433
	Wells Fargo Small Cap Value Fund	Registered investment company	5,057,112
	Goldman Sachs Mid Cap Value Fund Institutional Class	Registered investment company	2,946,288
	PIMCO Total Return Institutional Class	Registered investment company	22,075,454
	Vanguard Total Bond Market Index Fund Signal Shares	Registered investment company	2,240,777
	Vanguard Institutional Index Fund	Registered investment company	44,385,676
	Vanguard Extended Market Index Fund Signal Shares	Registered investment company	1,307,281
	Vanguard Total International Stock Index Fund Signal Shares	Registered investment company	914,276
*	Fidelity Growth Company Fund - Class K	Registered investment company	24,613,670
*	Fidelity Low-Priced Stock Fund - Class K	Registered investment company	20,171,356
*	Fidelity Diversified International Fund - Class K	Registered investment company	18,962,073
*	Fidelity Mid-Cap Stock Fund - Class K	Registered investment company	17,309,055
*	Fidelity Freedom K Income	Registered investment company	10,242,692
*	Fidelity Freedom K 2000	Registered investment company	794,084
*	Fidelity Freedom K 2010	Registered investment company	7,114,870
*	Fidelity Freedom K 2020	Registered investment company	22,444,908
*	Fidelity Freedom K 2030	Registered investment company	10,799,957
*	Fidelity Freedom K 2040	Registered investment company	4,895,238
*	Fidelity Freedom K 2050	Registered investment company	1,594,160
	Fully benefit-responsive investment contract
*	Fidelity Managed Income Portfolio II	Common/collective trust fund	58,369,444
*	Fidelity Retirement Money Market Fund	Money market fund	19,883,626
*	Fidelity Institutional Cash Portfolio	Money market fund	366,295
	Participant-directed Brokerage Accounts
	Brokerage Link	Various investments	13,643,007
*	Notes receivable from participants	Annual interest rates from 4.25% to 10.5% maturing through 2021	9,148,968
*	GenCorp Inc. Common Stock	Common Stock; 3,729,613 shares	19,841,541

	Total investments		$355,997,701

*	Indicates a party-in-interest to the Plan.
**	Column (d), cost, has been omitted, as all investments are participant-directed.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, GenCorp Inc., as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

GENCORP RETIREMENT SAVINGS PLAN

Date: June 15, 2012	By:	/s/ Kathleen E. Redd
Kathleen E. Redd
Vice President, Chief Financial Officer and Assistant Secretary

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 23.1	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM